Exhibit 3.1

CERTIFICATE OF TRUST

OF

FRANKLIN TEMPLETON DIGITAL HOLDINGS TRUST

This Certificate of Trust of Franklin Templeton Digital Holdings Trust (the “Trust”) is being duly executed and filed by the undersigned, to form a statutory trust under the Delaware Statutory Trust Act (12 Del.C. sec. 3801 et seq.)

1.	The name of the statutory trust formed by this Certificate of Trust is Franklin Templeton Digital Holdings Trust.

2.	The name and business address of the Trustee in the State of Delaware is Delaware Trust Company, 251 Little Falls Drive, Wilmington, DE 19808.

3.	This Certificate of Trust shall be effective as of the date of filing by the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned, being the Trustee of the Trust, has executed this Certificate of Trust as of the 6 day of September 2023.

TRUSTEE: Delaware Trust Company, not in its individual capacity but solely as Delaware trustee

By: /s/Gregory Daniels
Name: Gregory Daniels
Title: Vice President